CERTIFICATE AND CONSENT

To accompany the report entitled: Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico.

I, Jean-Francois Couture, residing at 59 Tiverton Avenue, Toronto, Ontario do hereby certify that:

1)	I am a Principal Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2)
I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982. I obtained an MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197) and a fellow with the Geological Association of Canada;

4)	I have personally inspected the subject property and surrounding areas on April 17 2007;

5)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I am responsible for the preparation of all sections of this technical report except Section 15. Mineral Resource Estimation that was authored by Mr. Glen Cole, P.Geo;

8)
SRK Consulting (Canada) Inc. was retained by MAG Silver Corp. to prepare a technical report for the Valdecañas project in accordance with NI 43-101 and Form 43-101F1 guidelines.  The preceding report is based on a site visit, our review of project files and discussions with MAG Silver Corp. and Fresnillo plc personnel;

9)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I hereby consent to use of this report for submission to any Provincial or all regulatory authorities;

11)
I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada                                                            Jean-François Couture, Ph.D, P.Geo.
July 25, 2008                                                                   Principal Geologist